CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

TSX Venture Exchange Symbol: CMA

 OTC BB: CRMXF

February 9, 2010

U.S. 20-F Registration:  000-29870

 Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES CLARIFICATION OF PRIVATE PLACEMENT FINANCING

Not For Distribution in the U.S.A.

Vancouver, BC – February 9, 2010 - Cream Minerals Ltd. (TSX-V - CMA) (the "Company") wishes to clarify the terms of the previously announced (January 25, 2010) non-brokered private placement.

The Company intends to issue up to 20,000,000 (non flow-through) units (the "Units") of the Company at a price of Cdn$0.07 per Unit to raise gross proceeds of up to Cdn$1,400,000.

The Company will pay finder's fees to certain eligible arm's length parties of 10% of the gross proceeds raised from subscribers introduced by the finders, and issue units to such finders, having the same terms as the Units, equal to 10% of the number of Units sold by such Finders, for a maximum of up to 2,000,000 Finder's Units.  The securities issued will be subject to a hold period of four months and one day from the date of issue.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Language and Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking statements."  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.creamminerals.com.